Mail Stop 3561

July 26, 2007

Edward A. Hunton
Secretary and Treasurer
MIPSolutions, Inc.
128 East Fairview Avenue
Spokane, Washington 99207

> **Re:** **MIPSolutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed June 28, 2007**
> **File No. 333-141927**

Dear Mr. Hunton:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to comment 1 in our letter dated May 2, 2007. We note that you have included alternate pages at the end of the prospectus related to the selling shareholder offering and that you intend to use separate prospectuses. Please file separate registration statements for each offering, or if you choose to continue to register both offerings on the same registration statement, then revise to have the same fixed price for the duration of the offerings.

2. If you choose to register your secondary offering separately, please revise to disclose a fixed price and disclose that the selling shareholders will sell at a fixed price until the securities are listed on the OTC Bulletin Board or a national exchange, and thereafter at prevailing market prices or privately negotiated prices. Please note that if you choose to register both offerings on the same registration statement which would require the same price, then the offering price has to be fixed for the duration of the offering because you are not eligible to conduct a primary offering on an at-the-market basis.

Risk Factors, page 4

3. Refer to the first risk factor. Please revise to include all the information described in Item 103 of Regulation S-B. Please further explain the basis for your belief that the shares were not fully paid as claimed by Mr. Pieniazek. Please also clearly discuss the current status of the referenced dispute as we note that Mr. Pieniazek is "contemplating legal action."

4. Please add a risk factor discussing how the concurrent selling shareholder offering will affect the primary offering.

Property, page 14

5. Please file the lease agreement you entered into on April 1, 2007 as it appears to be material to your operations. See Item 601 of Regulation S-B.

Executive Compensation, page 20

6. We note your response to comment 3 in our letter dated May 2, 2007. Please revise to include the applicable columns that are described in Item 402(b) of Regulation S-B. For example, clarify whether your remuneration column represents salary, revise to calculate the aggregate grant date fair value of the stock awards, and include a column that shows the total compensation paid to each executive. Please also include a narrative disclosure to the summary compensation table. Refer to Item 402(c) of Regulation S-B.

Selling Shareholders, page 23

7. Please refer to comment 5 in our letter dated May 2, 2007. We note your revised disclosure indicating that Glen E. Southard, Ph.D. acquired his shares in consideration of intellectual property granted to the company. Please describe the intellectual property to which you refer.

8. We note your response to comment 6 in our letter dated May 2, 2007 and your revised disclosure. Please revise to identify the natural person in the footnotes and state that the person has ultimate voting or investment control over the shares held by each entity.

9. Please refer to comment 7 in our letter dated May 2, 2007. We note that it appears that Mr. Mark Quinn is an affiliate of a broker-dealer. If true, please revise to state in your prospectus that this seller purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Undertakings

10. Please refer to comment 9 in our letter dated May 2, 2007. We reissue that part of our comment asking you to include the undertakings in Item 512(a)(4) and (g)(2) of Regulation S-B.

* * * * *

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Benson, Staff Attorney, at (202) 551-3335 or Peggy Kim, Senior Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James Cassidy
        Cassidy & Associates
        Via Fax: (202) 745-1920